
02005984

UNITED STATES
'S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40430

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sal Oppenheim Jr & Cie. Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Gulino (212) 888-8633
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name — *if individual, state last, first, middle name*)

515 Madison Avenue	NY	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Fred Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal Oppenheim Jr & Cie. Securities, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE[illegible]6570
Qualified in [illegible] County
Commission Expires Nov. 19, 2005



Signature

Vice President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a5 of the SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2001

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sal. Oppenheim, Jr. & Cie. Securities, Inc.

We have audited the accompanying statement of financial condition of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 30, 2002

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$1,763,373
Commissions receivable from affiliates	65,828
Other receivables	280
Prepaid expenses	3,031
Corporate tax refunds receivable	57,367
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $104,282	45,114
Deposits	10,950
Note receivable	589,137
Other investments	40,469
Total Assets	$2,575,549
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	302,753
Corporate taxes payable	10,000
Commitments and contingencies	312,753
Stockholder's Equity	
Common stock - $.01 par value:	
Authorized - 1,000 shares	1
Issued and outstanding - 100 shares	
Additional paid-in capital	584,307
Retained earnings	1,678,488
Total Stockholder's Equity	2,262,796
Total Liabilities and Stockholder's Equity	$2,575,549

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions from affiliates	$ 400,234
Investment income	127,920
Property management fee	250,000
Total Revenue	778,154
Expenses:	
Salaries	1,094,653
Payroll taxes and fringe benefits	140,861
Office expense, supplies and related	21,323
Communications	16,833
Rent	65,778
Professional and consulting fees	22,799
Equipment and related	12,495
Financial data	39,862
Travel and entertainment	113,212
Regulatory fees	3,995
State and local franchise taxes	15,056
Depreciation and amortization	12,071
Total Expenses	1,558,938
Net Income Before Taxes	(780,784)
Provision for Income Tax Benefit	39,367
Net Income	$ (741,417)

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock - $.01 Par Value				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2001	1,000	$1	$584,307	$2,419,905	$3,004,213
Additional investment	-	-	-	-	-
Net income	-	-	-	(741,417)	(741,417)
Balances, December 31, 2001	1,000	$1	$584,307	$1,678,488	$2,262,796

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

There are no liabilities which were subordinated to the claims of general creditors.

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Loss	$ (741,417)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	12,071
Accretion of discount on government securities	60,244
Unrealized gain on investments	(1,881)
Changes in operating assets and liabilities:	
Commissions receivable	(45,290)
Other receivables	(274,234)
Prepaid expenses	(264)
Corporate tax refunds receivable	(38,559)
Corporate Taxes payable	(8,351)
Accrued expenses	293,310
Net Cash Provided From Operating Activities	(744,371)
Cash Flows From Investing Activities:	
Purchases of government securities	(2,055,057)
Maturities of government securities	4,485,208
Purchases of capitalized assets	(12,996)
Distributions from other investments	9,531
Net Cash Provided by Investing Activities	2,426,686
Net increase in cash and cash equivalents	1,682,315
Cash and cash equivalents, beginning of year	81,058
Cash and cash equivalents, end of year	$ 1,763,373
Supplementary Information:	
Corporate income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Significant Accounting Policies:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (the "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., a limited partnership formed under the laws of the Federal Republic of Germany.

Business:

The Company's principal business is introducing German and Swiss securities transactions on a fully disclosed basis to its parent, for which it receives one-third to all of the total commission charged on each transaction. The Company's clients which are institutional, are located principally throughout the United States.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company recognizes commissions as earned on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was $17,920.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2001, the Company had net capital of $1,445,620, which exceeded its requirement by $1,345,620. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2001 this ratio was .22:1.

Note 4 - Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2002	$ 84,700
Year ended December 31, 2003	84,700
Year ended December 31, 2004	84,700
	$ 254,100

Note 5 - Current Vulnerability Due to Certain Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from the United States should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains its cash deposits at a major multinational commercial bank.

Note 6 - Corporate Income Taxes:

The provision for income tax benefit consists of refunds to be received by carrying back the current year's net taxable operating loss. The Company has net operating carryforward losses available of approximately $330,000 to offset future taxable income.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 7 - Investment In Real Estate Partnership:

The Company is the general partner of Sal. Oppenheim 900 Third Avenue LP (the "Partnership") which is an investor in a New York City office building. The investment in the Partnership is accounted for at cost, which approximates its equity value.

The Partnership is obligated under a service agreement with the Company that calls for a fee of $250,000 per annum commencing November 1, 1999 through December 31, 2003. The fee is payable in six annual installments commencing January 1, 2004. Interest is due on all earned but unpaid fees at 7.55% (LIBOR plus 1.50% as of November 1, 1999).

SCHEDULE I

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total stockholder's equity from statement of financial condition		$2,262,796
Less:		
Non-allowable assets, as follows:		
Commissions receivable from affiliates	$ 65,828	
Other receivables	280	
Prepaid expenses	3,031	
Property and equipment, net	45,114	
Deposits	10,950	
Corporate tax refund receivables	57,367	
Note receivable	589,137	
Other investments	$ 40,469	(812,176)
Haircuts on government securities		
Undue concentration on government securities		
Net Capital		$ 1,445,620

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2001

Minimum net capital required	$ 100,000
Minimum dollar net capital requirement based on one-fifteenth of aggregate indebtedness	$ 20,850
Net capital requirement (greater of the above)	$ 100,000
Excess net capital	$1,345,620
Excess net capital at 1000%	$1,414,345

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Total A.I. liabilities from statement of financial condition	$ 312,753
Ratio of aggregate indebtedness to net capital	.22

SCHEDULE II

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2001.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



Board of Directors
Sal. Oppenheim Jr. & Cie. Securities, Inc.

In planning and performing our audit of the financial statements of Sal. Oppenheim Jr. & Cie. Securities, Inc. for the period ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sal. Oppenheim Jr. & Cie. Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 30, 2002